Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 21, 2021

On April 21, 2021, Canadian National Railway Company (“CN”) issued the following news release.

North America’s Railroad

NEWS RELEASE

CN SUBMITS PREFILING NOTICE OF INTENT WITH

SURFACE TRANSPORTATION BOARD

Filing commences regulatory process should Kansas City Southern Board accept CN’s superior proposal of $325 per share

CN confident its proposed combination with Kansas City Southern would enhance competition and be in the public interest

MONTREAL, April 21, 2021 – CN (TSX: CNR, NYSE: CNI) today announced that it has submitted to the Surface Transportation Board (“STB”) a prefiling notification of its intent to file an application seeking authority to combine with Kansas City Southern (NYSE: KSU) (“KCS”) further to CN’s superior proposal for a cash-and-stock transaction valued at $33.7 billion, or $325 per share1.

The Notice of Intent (the “Notice”) sets out CN’s commitment to proceeding under the STB’s current merger rules and assuring the STB and customers that CN will maintain seamless service and enhanced competition after combining the two end-to-end networks. The Notice also confirms that CN intends to seek approval of the voting trust in the coming days. STB approval of the voting trust would enable KCS shareholders to receive full payment of consideration under CN’s $325 per share proposal without having to await final STB approval of the transaction. CN’s plain vanilla voting trust is identical to the one already approved by KCS’ board of directors in its previously announced transaction, and CN believes that they are both equally likely to be approved by the STB.

CN is confident that its proposed combination is in the public interest. Following the closing of the voting trust, CN welcomes the opportunity to participate in the STB process and provide a full forum for stakeholders to comment on the proposed transaction. CN is confident that it will be able to effectively address any reasonable remediation concerns and ensure rail customers and other stakeholders benefit from the proposed combination with KCS. That is why CN supports the STB reviewing this combination under the modern new rules, as opposed to seeking to have a combination with KCS reviewed under rules from four decades ago that have been opposed by virtually every other party to have filed before the STB.

[1]	Based on CN closing share price on the NYSE of $118.13 as of April 19, 2021.

Together, CN and KCS would offer multiple interchanges and create greater choice and service options for customers of both companies. Customers will benefit from a faster, more direct and more efficient network of end-to-end single-line services from Mexico to the United States to Canada, with an enhanced ability to connect ports in the Atlantic, Pacific, and the Gulf of Mexico. The combined company would add more fluid, rapid and cost-efficient options across network points for customers such as Laredo, Texas; Detroit, Michigan; and Southern Ontario, Canada.

Once combined, CN and KCS would be fifth among Class 1 railroads, as measured by U.S. revenue and track miles. CN has a demonstrated track record in merging other railroads into a seamless network and is committed to keeping existing gateways open. Importantly, this rail and logistics network would also reduce traffic congestion and prevent thousands of tons of greenhouse gas emissions from entering the atmosphere every day.

“Our proposal to KCS is simple. We are providing greater and more certain value, and a clear path to closing. We have a better bid. We are a better railroad. We will be a better partner for KCS and the communities it serves. And we believe the STB and our customers will recognize that CN presents the best solution for the continued growth, development and prosperity of the North American economy,” said Jean-Jacques Ruest, CEO of CN. “CN has made a superior proposal and is committed to satisfying the current STB merger rules. CN is confident that the STB will approve the voting trust, which will permit KCS shareholders to crystallize the value of its US and Mexico franchise, and then permit the STB to undertake the careful review process it should take following the closing into the voting trust.”

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts:

Media Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca	Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com